DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04042817

RECD S.E.C.
SEP 2 2004
1086

September 3, 2004

Jennifer L. Vogel
Senior Vice President, General Counsel
and Secretary
Legal Department
Continental Airlines, Inc.
41st Floor HQSLG
1600 Smith Street
Houston, TX 77002

Act: 1934
Section:
Rule: 14A-8
Public Availability: 9/3/2004

Re: Continental Airlines, Inc.

Dear Ms. Vogel:

This is in regard to your letter dated August 20, 2004 concerning the shareholder proposal submitted by Evelyn Y. Davis for inclusion in Continental's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Continental therefore withdraws its August 3, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

Enclosures

cc: Evelyn Y. Davis
Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave., N.W. Suite 215
Washington, DC 20037

716729

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Continental Airlines

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

August 20, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Evelyn Y. Davis

Ladies and Gentlemen:

Continental Airlines, Inc. ("Continental") hereby formally withdraws its August 3, 2004 no-action request to the Office of Chief Counsel with respect to the proposal dated June 18, 2004 (the "Proposal") from Evelyn Y. Davis (the "Proponent") for inclusion in the proxy materials for Continental's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting").

The Proponent has determined to withdraw the request that the Proposal be included in the proxy statement and form of proxy for the 2005 Annual Meeting. A copy of the correspondence received from the Proponent evidencing withdrawal of the Proposal is attached to this letter as Exhibit A.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 713.324.5207.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jennifer L. Vogel
Senior Vice President, General Counsel
and Secretary

JLV:bjs
54900v1

cc: Evelyn Y. Davis

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755 OR
[redacted]

August 18, 2004

Larry Kellner, CEO
CONTINENTAL AIRLINES
Houston Texas

Dear Larry:

I wish to take a "wait and see" attitude in regards to my resolution, so I am hereby withdrawing my resolution re rotation of the annual meeting for the 2005 proxy statment, so I do expect NOW for the Company to immediately send a letter to the SEC withdrawing Continental Airlines' request for a no action letter. You have to thank in part our mutual friend and independent board member Karen Hastie Williams for her talking to me about this matter. Hopefully, the Board will now decide to rotate sometimes anyhow.

Sincerely,

Mrs. Evelyn Y. Davis

P.S. Larry send me an acknowledgment.
CC SEC
CC Karen Hastie Williams

THE WALL STREET JOURNAL.
MANAGER'S JOURNAL / **By Evelyn Y. Davis**
July 27, 2004; Page B2

Do the Right Thing, Mr. Donaldson

WHILE THE SECURITIES and Exchange Commission has been doing some much-needed good for the public — e.g., requiring more scrutiny of hedge funds and mutual-fund reform — it doesn't seem to understand the threat posed to small investors by a controversial proposal it is considering.

It's called the "proxy-access" proposal, and is intended to enable shareholders to nominate candidates to corporate boards using corporate proxy ballots. Today, most investors don't have the ability to nominate directors for corporate boards. Management and existing directors agree on a slate that is almost always elected without competition. The SEC proposed "proxy access" would let investors become active in the nomination process. The only question is which investors and how active.

The SEC is split on the issue, with those in favor saying it will make publicly owned firms more accountable to shareholders and those opposed saying it will give too much power to institutional investors and narrow interest groups. SEC Chairman William Donaldson says he's seeking out the middle ground on the issue and won't "ram something through" without reaching a consensus.

But when Mr. Donaldson says he is trying to reach a compromise between the wishes of big business and large institutional shareholders, he fails to acknowledge that some 90 million small shareholders would be disenfranchised by the proposal. Indeed, if the SEC were to allow proxy access to large institutional shareholders, this would signal the beginning of the end of corporate democracy.

The new proxy rules sound as if they would empower investors by allowing shareholders to nominate candidates to corporate boards and include their names in proxy ballots mailed by the company. But in reality they would give undue influence to labor unions and other organized and politically motivated groups.

Naturally, small shareholders do not have the political clout of labor unions or city and state pension funds, but they do vote. Perhaps this is why Mr. Donaldson will likely wait until after the November elections to settle the matter.

* * *

I am celebrating this year the 40th anniversary of my publication "Highlights and Lowlights," which addressed corporate-governance issues long before others "discovered" it. In these past 40 years, I've seen it all. This includes companies trying to convince the SEC that only holders of 1% of the shares outstanding of a company should have access to the proxy statement on any resolution.

In the past, each time that proposal was raised it was defeated, mainly because there was no precedent. Should the SEC rule now that only large institutional shareholders holding 1%, 5% or some other percentage could have access to elect a director (even under "limited" circumstances) a dangerous precedent would be set that companies would jump all over. The result would be disenfranchisement, discrimination and hypocrisy.

Where are the politicians who have been so vocal regarding the rights of small shareholders vs. large shareholders in the mutual-fund scandals? Why are they so silent now?

Mr. Donaldson, it is up to you to cast the deciding vote against the proxy-access proposal. If you don't, millions of small investors will feel as if their interests have been overlooked. For all his shortcomings, at least your predecessor, Harvey Pitt, didn't attempt to disenfranchise America's small shareholders.

Mr. Donaldson, you can end the proxy-access controversy simply by stating the truth: It is not fair to small investors. Why give power to 5% of shareholders — many of whom are in and out investors — without giving equal access to the other 95%?

My personal belief is in negotiating issues with CEO's without proxy access. But if we are going to fiddle with proxy access, small owners should have this right, too. (For instance, owners with at least $5,000 worth of a stock held for five years should have equal access.)

Under the current proposal, large institutions are only required to have held their stock for one year — this may encourage some to buy stock for the purpose of using the proxy statement, rather than being a long-term investor. Unions could use this as dangerous leverage in labor negotiations.

If proxy resolutions are passed they should become binding rather than advisory, as they are now, as long as they receive 60% of shares that are voted for two consecutive years. But no special-interest director nominees — through proxy access — should be allowed. Small shareholders should not be made the sacrificial lamb.

Mr. Donaldson, it's all in your hands. Do the right thing.

Mrs. Davis is editor of "Highlights and Lowlights" and a longtime shareholder activist.

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

RECEIVED
2004 AUG -5 AM 7:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Continental Airlines

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

August 3, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Evelyn Y. Davis

Ladies and Gentlemen:

Continental Airlines, Inc. ("Continental") received a proposal dated June 18, 2004 (the "Proposal") from Evelyn Y. Davis (the "Proponent") for inclusion in the proxy materials for Continental's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal is attached hereto as **Exhibit A.** Continental hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if Continental omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reason set forth herein.

GENERAL

To the extent necessary, this letter shall operate as my opinion of counsel. Pursuant to Rule 14A-8(j) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why Continental believes that it may exclude the Proposal; and
2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of Continental's intent to omit the Proposal from Continental's proxy materials for its 2005 Annual Meeting. The date for the 2005 Annual Meeting has not yet been set.

Continental Airlines

SUMMARY OF PROPOSAL

The Proposal requests that the following language be included in Continental's proxy materials for its 2005 Annual Meeting: "The Company has been meeting most of the time in Houston where it is headquartered." "Stockholders in other parts of the country are also entitled to meet Management and Directors." "We are an airline and we should encourage business travel to other parts of the country." "Many corporations do rotate their annual meetings including U.S. Air, Delta, United, Xerox, A.T.T., Home Depot, Verizon, Saks Inc., Starwood, Lockheed Martin, FNMA, Disney and hundreds of others." "Attendees at the 2004 annual meeting included mostly employee stockholders." "If you AGREE, please mark your Proxy FOR this resolution."

REASONS FOR EXCLUSION OF PROPOSAL

Continental believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(7) and (i)(1). The proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of Continental. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by stockholders under Delaware law.

1. Continental may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to Continental's ordinary business operations.

Pursuant to Rule 14a-8(i)(7), the Proposal may properly be omitted from the 2005 Annual Meeting proxy materials because it deals with a matter relating to Continental's ordinary business operations. Continental believes that decisions about the location of its annual meetings clearly relate to ordinary business operations. These decisions involve, among other considerations, business judgment about (1) allocating corporate resources, (2) the costs associated with various locations, (3) the availability of directors, key management personnel and representatives from Continental's independent auditor and (4) staff resources necessary to support and conduct a meeting at a given location. Such judgments are fundamental to management's ability to run Continental on a day-to-day basis.

Omission of the Proposal is consistent with prior Division positions permitting the exclusion of proposals relating to the location of stockholder meetings under Rule 14a-8(c)(7) (and its predecessor Rule 14a-8(c)(7)). *See Banc of America Corp.* (January 10, 2003) (proposal relating to the location of annual meetings); *Southern California Edison Company* (January 30, 2001) (proposal relating to the location of annual meetings); *Walt Disney Co.* (October 18, 1999) (proposal to alternate meetings between Florida,

Continental Airlines

California and other locations); *Apple Computer, Inc.* (December 27, 1999 and October 29, 1997) (proposals requiring that annual meetings be held in major cities); *Lucent Technologies, Inc.* (October 28, 1998) (proposal to hold meetings in locations are readily accessible to a significant concentration of stockholders); and Northeast Utilities Service Company (December 18, 1995) (proposal seeking to hold stockholder meetings outside of Connecticut). *See also EMC Corporation* (March 7, 2002) (proposal requiring in-person annual meetings excludable under Rule 14A-8(i)(7)).

Consistent with the foregoing no-action letters, Continental believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7). In each of these no-action letters, the Division confirmed that proposals dealing with the location of stockholder meetings were related to ordinary business matters, and the Division indicated that it would not recommend enforcement action if the subject proposals were omitted. Accordingly, the Proposal, which seeks to determine the locations of Continental's annual stockholders' meetings, relates to Continental's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

2. Continental may omit the Proposal pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides that stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable. The Proposal submitted would require action that, under state law, falls within the scope of the powers of Continental's board of directors. Continental is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Authority to determine the location of Continental's annual meeting has not been provided to stockholders under Delaware law or Continental's certificate of incorporation or bylaws.

The Division has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See *Phillips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001): and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides that "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders...."

Continental Airlines

The Proposal was not drafted as a request of or as a recommendation to Continental's board of directors. Thus, the Proposal relates to a matter of which only Continental's board of directors has the power to review, evaluate and make a proper determination. Accordingly, in my opinion as General Counsel to Continental, the Proposal is not proper for stockholder action under the Delaware law and is excludable under Rule 14A-8(i)(1). I am licensed to practice law in the State of Texas.

CONCLUSION

On the basis of the foregoing, Continental respectfully requests the concurrence of the Division that the Proposal may be excluded from Continental's proxy materials for its 2005 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 713.324.5207.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jennifer L. Vogel
Senior Vice President, General Counsel
and Secretary

JLV:kb

cc: Evelyn Y. Davis

Lawrence W. Kellner

EXHIBIT A

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

June 18,2004

Larray Kellner, CEO
CONTINENTAL AIRLINES
Houston, Texas

Dear Larry:

This is a formal notice to the management of Continental Airlines that Mrs. Evelyn Y. Davis, who is the owner of 500 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2005. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

.A, Resolved:"That the stockholders of Continental Airlines recommend that the Board of Directors take the necessary steps to rotate the annual meetings between cities such as New York, Cleveland, Washington,D.C. Chicago, Atlanta, Miami and other major cities in the USA."

REASONS:"
"The Company has been meeting most of the time in Houston where it is headquartered."

"Stockholders in other parts of the country are also entitled to meet Management and Directors."
xxMarxxxxxxxxx: "We are an airline, and we should encourage business travel to other parts of the country." "Many corporations xxxxxxxxxxxxxx do rotate their annual meetings including U.S. Air, Delta, United, Xerox, A.T.T. Home Depot,Verizon, Saks Inc.,Starwood, Lockheed Martin,FNMA,Disney and hundreds of others."

"Attendees at the 2004 annual meeting included mostly employee stockholders."

If you AGREE, please mark your Proxy FOR this resoltuion."

Sincerely,

Mrs. Evelyn Y.Davis

CC SEC DC

P.S. Larry: Please acknowledge receipt of this resolution yourself.

If the Company decides to adopt this proposal, please let me know.

Lawrence W. Kellner

RECEIVED

2004 AUG -5 AM 7:38

OFFICE OF THE CHIEF COUNSEL CORPORATION FINANCE

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755

CERTIFIED RETURN RECEIPT REQUESTED

June 18,2004

Larray Kellner, CEO
CONTINENTAL AIRLINES
Houston, Texas

Dear Larry:

This is a formal notice to the management of Continental Airlines that Mrs. Evelyn Y. Davis, who is the owner of 500 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2005. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

Resolved:"That the stockholders of Continental Airlines recommend that the Board of Directors take the necessary steps to rotate the annual meetings between cities such as New York, Cleveland, Washington,D.C. Chicago, Atlanta, Miami and other major cities in the USA."

REASONS:"
"The Company has been meeting most of the time in Houston where it is headquartered."

"Stockholders in other parts of the country are also entitled to meet Management and Directors."
"We are an airline and we should encourage business travel to other parts of the country." "Many corporations do rotate their annual meetings including U.S. Air, Delta, United, Xerox, A.T.T. Home Depot,Verizon, Saks Inc.,Starwood, Lockheed Martin,FNMA,Disney and hundreds of others."

'Attendees at the 2004 annual meeting included mostly employee stockholders."

If you AGREE, please mark your Proxy FOR this resoltuion."

Sincerely,

Mrs. Evelyn Y.Davis

CC SEC DC

P.S. Larry: Please acknowledge receipt of this resolution yourself.

If the Company decides to adopt this proposal, please let me know.